FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 5, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

  The following documentation is being submitted herewith:

Exhibit:

Press Release dated July 5, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

Vice President, Finance & CFO

Date:  July 5, 2004

FOR IMMEDIATE RELEASE

PARAMOUNT ENERGY TRUST SETS CASH CONSIDERATION FOR THE ACQUISITION OF CAVELL ENERGY CORPORATION

CALGARY – July 5, 2004 - Paramount Energy Trust (“PET” or the “Trust”) (TSX – PMT.UN) and Cavell Energy Corporation (“Cavell”) (TSX – KVL) herein announce that pursuant to the proposed plan of arrangement ( the “Arrangement”) dated June 18, 2004, involving Cavell, the holders of common shares of Cavell and PET and its affiliates, the aggregate cash consideration to be paid has been set at $30.0 million.  Assuming the cancellation of all outstanding Cavell options, approximately 6,931,633 PET Units will be issued to holders of Cavell Shares.

Pursuant to the Arrangement, each issued and outstanding share of Cavell shall be acquired in exchange for consideration equal to $2.40 per share, payable, at the election of each Cavell shareholder and subject to adjustment, as to $2.40 in cash or 0.21145 of a trust unit of PET.  To the extent that Cavell shareholders elect or are deemed to elect to receive, in the aggregate, less than or more than the fixed cash amount of $30.0 million all Cavell shareholders so electing will receive a reduced pro rata cash or PET Unit amount, as the case may be, based on the number of Cavell shares for which cash or PET Units elections have been made, and will receive cash or PET Units, as the case may be, on the basis of $2.40 in cash or 0.21145 of a PET Unit per Cavell share for the balance of their Cavell shares.  Based on the 45,280,846 Cavell shares currently outstanding, the aggregate cash consideration represents approximately 27.6 per cent of the total consideration of $2.40 per share.

Registered Cavell shareholders who do not duly make an election by 5:00 p.m. (local time at the place of deposit) on July 14, 2004 will be deemed to have elected to receive cash for all of their Cavell shares.  To make an election, registered Cavell shareholders should follow the instructions contained in the Letter of Transmittal and Election Form mailed to registered Cavell shareholders with Cavell's Information Circular dated June 18, 2004 (the "Circular").  Cavell shareholders whose Cavell shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee (beneficial shareholders) should contact that nominee for assistance in making the election.

Cavell’s financial advisor has provided an opinion that the consideration offered is fair, from a financial point of view, to Cavell’s shareholders. The boards of directors of PET and Cavell have approved the transaction.  Lock-up agreements in support of the transaction have been entered into with shareholders representing 9.9 per cent of the outstanding Cavell common shares.

A special meeting for holders of common shares of Cavell will be held at the Metropolitan Conference Centre, Grand Lecture Theater, 333 – 4th Avenue S.W., Calgary, Alberta, at 10:00 a.m. MST on Thursday July 15, 2004, for the purposes of considering and voting on the Arrangement, as described in Cavell's Circular.  Subject to the approval of 66 2/3 per cent of the holders of Cavell shares voting at the meeting, court approval, regulatory approval and other standard conditions, it is expected that the transaction will close on July 16, 2004.

Accordingly the first monthly distribution that Cavell shareholders who continue to be PET Unitholders are expected to be entitled to will be the July distribution payable on or about August 16, 2004.  The record date for PET’s July distribution is July 30, 2004.

BMO Nesbitt Burns Inc. and CIBC World Markets Inc. have acted as advisors to PET with respect to this transaction.

About Paramount

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol “PMT.UN”.

About Cavell

Cavell Energy Corporation is a Canadian based growing junior oil and natural gas exploration, development and production company actively expanding its production and reserve base in Western Canada. Cavell is pursuing a growth strategy to demonstrate sustainable growth in production, reserves, cash flow, earnings and asset value for its shareholders. Its shares are traded on the Toronto Stock Exchange under the ticker symbol KVL.

Special Meeting

The Special Meeting of Shareholders of Cavell Energy Corporation is set for July 15, 2004, at 10:00 a.m. MST in the Grand Lecture Hall on the main level of the Metropolitan Centre, 333 – 4th Avenue S.W., in Calgary, Alberta.

Forward-looking Information

This news release contains forward-looking information and certain estimates of value which do not represent fair market value. Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Paramount Energy Trust:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue S.W., Calgary, AB  T2P 0J9

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

For Cavell Energy Corporation:

Cavell Energy Corporation

1200, 500 – 4 Avenue S.W., Calgary, AB  T2P 2V6

Telephone:  (403) 269-8337

Fax:  (403) 264-1627      Email:  irelations@cavell.com

Murray McCartney, President & CEO

Arthur Madden, Vice-President Finance and CFO

Susan J. Soprovich, Director, Investor Relations, Ph: (403) 410-2252

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.